UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          National Holdings Corporation
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    636375107
                                    ---------
                                 (CUSIP Number)


                    Strategic Turnaround Equity Partners, LP
                      c/o Galloway Capital Management, LLC
                          720 Fifth Avenue, 10th Floor
                              New York, N.Y. 10019
                                 (212) 247-0581

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  April 3, 2006
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D

CUSIP No. 636375107

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bruce Galloway
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                          (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS            OO
------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)        |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                           237,200
SHARES            --------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                            390,771
EACH              --------------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                              237,200
WITH              --------------------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                    390,771
------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         627,971 (1)
------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|
--------------------------------------------------------------------------------

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.02%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN

             -----------------------------------------------------

(1) Includes 237,200 shares of Common Stock held by Mr. Galloway through Bruce Galloway, IRA, 98,571 shares of Common Stock held by members of Mr. Galloway's immediate family in accounts over which Mr. Galloway has full investment discretion and 13,000 held by Rexon Galloway Capital Growth. Mr. Galloway has full investment discretion in Rexon Galloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner. Also includes 279,200 shares held by Stategic Turnaround Equity Partners, LP ("STEP"). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (except for (i) the indirect interests of Mr. Galloway by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of
STEP).

                                  SCHEDULE 13D


CUSIP No. 636375107

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strategic
         Turnaround Equity Partners, LP
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                          (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS      OO
------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                           0
SHARES            --------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                            279,200
EACH              --------------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                              0
WITH              --------------------------------------------------------------
                          10)       SHARED DISPOSITIVE POWER
                                    279,200
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         279,200 (2)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|
--------------------------------------------------------------------------------

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.34%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN

            -------------------------------------------------------

(2) Includes 171,200 shares of common stock is held by STEP from shares transferred transferred to STEP by limited partners, including Mr. Galloway, who transferred 100,000 shares.

                                  SCHEDULE 13D

CUSIP No. 636375107

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gary Herman
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                          (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS     OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                           6,000
SHARES            --------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                            279,200
EACH              --------------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                              6,000
WITH              --------------------------------------------------------------
                          10)       SHARED DISPOSITIVE POWER
                                    279,200
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         285,200 (3)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|
--------------------------------------------------------------------------------

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN

            --------------------------------------------------------

(3) Includes 6,000 shares of Common Stock held by Mr. Herman as well as 279,200 shares in STEP. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (except for the indirect interests of Mr. Herman by virtue of being a member of Galloway Capital Management LLC).

      Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the common stock, par value $.02, (the "Common Stock") of National Holdings Corporation, a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 875 North Michigan Avenue, Suite 1560, Chicago, IL 60611.

      Item 2. Identity and Background.

      This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P., Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway (collectively, the "Reporting Persons").

      Strategic Turnaround Equity Partners, L.P., is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. Gary L. Herman and Bruce Galloway are citizens of the United States and (i) managing members of Galloway Capital Management LLC, (ii) Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and (iii) Mr. Galloway is a holder of the majority of the partnership interests in Strategic Turnaround Equity Partners, L.P.

      The name and positions of the general partners and managing members of each of the Reporting Persons are set forth below.

Strategic Turnaround Equity Partners, L.P.    Delaware limited partnership
                                              General Partner - Galloway Capital
                                              Management LLC

Galloway Capital Management LLC               Delaware limited liability company
                                              Managing Member - Gary L. Herman
                                              Managing Member - Bruce Galloway

Gary L. Herman                                Citizenship - United States
                                              Managing Member - Galloway
                                              Capital Management LLC
                                              Managing Member - Strategic
                                              Turnaround Equity Partners, L.P.

Bruce Galloway                                Citizenship - United States
                                              Managing Member - Galloway
                                              Capital Management LLC
                                              Managing Member - Strategic
                                              Turnaround Equity Partners,
                                              L.P.

The address of the principal business office of Strategic Turnaround Equity Partners, L.P., Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway is c/o Strategic Turnaround Equity Partners, L.P., 720 Fifth Avenue, 10th Floor, New York, New York 10019.

      None of the Reporting Persons has , during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      Item 3. Source and Amount of Funds or Other Consideration.

      In the last 90 days, STEP used investor funds to consummate the open market purchases of 61,500 shares of Common Stock for an aggregate purchase price of $78,834.75. Mr. Galloway acquired in the past 90 days shares of Common Stock reported above through open market transactions for an aggregate purchase price of $36,361.97 for 31,671 shares on behalf of himself and certain family members. Mr. Galloway used personal funds to consummate such purchases.

      Item 4. Purpose of Transaction.

      All of the shares of Common Stock owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. None of the Reporting Persons have any present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

      Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Mr. Galloway may be deemed to beneficially own an aggregate of 627,971 shares of Common Stock, representing approximately 12.02% of the outstanding Common Stock, based upon 5,223,968 shares of Common Stock outstanding reported by the Company to be issued and outstanding as of May 9, 2006 in the Company's latest Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 10, 2005. This reflects 237,200 shares of Common Stock held by Mr. Galloway through Bruce Galloway, IRA and 98,571 shares of Common Stock held by members of Mr. Galloway's immediate family in accounts over which Mr. Galloway has full investment discretion and 13,000 shares held by Rexon Galloway Capital Growth. Mr. Galloway has full investment discretion in Rexon Galloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner. This percentage also reflects 279,200 shares held by Stategic Turnaround Equity Partners, LP ("STEP"). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (except for (i) the indirect interests of Mr. Galloway by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of
STEP).

      As of the date hereof, Mr. Herman may be deemed to beneficially own an aggregate of 285,200 shares of Common Stock, representing approximately 5.46% of the outstanding Common Stock, based upon 5,223,968 shares of Common Stock outstanding reported by the Company to be issued and outstanding as of May 9, 2006 in the Company's latest Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 10, 2006. This relects 6,000 shares of Common Stock held by Mr. Herman as well as 279,200 shares in STEP. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (except for the indirect interests of Mr. Herman by virtue of being a member of Galloway Capital Management LLC).

      As of the date hereof, STEP may be deemed to beneficially own an aggregate of 279,200 shares of Common Stock, representing approximately 5.34% of the outstanding Common Stock, based upon 5,223,968 shares of Common Stock outstanding reported by the Company to be issued and outstanding as of May 9, 2006 in the Company's latest Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 10, 2006.

      (b) As of the date hereof, Mr. Galloway has the sole power to vote 237,900 shares of Common Stock and sole power to dispose of 237,900 shares of Common Stock.

      As of the date hereof, Mr. Herman has the sole power to vote 6,000 shares of Common Stock and sole power to dispose of 6,000 shares of Common Stock.

      As of the date hereof, STEP has shared power to vote 279,200 shares of Common Stock and shared power to dispose of 279,200 shares of Common Stock.

      (c) Purchases in the last 90 days (excluding commissions):

      On February 8, 2006, Mr. Galloway, through Bruce Galloway IRA Rollover, purchased 4,500 shares of Common Stock through an open market purchase at a per share price of $1.3067.

      On February 16, 2006, Mr. Galloway, through Bruce Galloway IRA Rollover, purchased 5,000 shares of Common Stock through an open market purchase at a per share price of $1.1045.

      On February 16, 2006, Mr. Galloway, through Sara Herbert Galloway IRA Rollover, purchased 6,000 shares of Common Stock through an open market purchase at a per share price of $1.1045.

      On February 17, 2006, STEP purchased 11,000 through an open market purchase at a per share price of $1.0345.

      On February 27, 2006 Mr. Galloway through Sara Herbert Galloway IRA Rollover, purchased 1,000 shares of Common Stock through an open market purchase at a per share price of $1.10.

      On March 1, 2006, Mr. Galloway, through Sara Herbert Galloway, IRA Rollover, purchased 1,000 shares of Common Stock through an open market purchase at a per share price of $1.05.

      On March 7, 2006, STEP purchased 1,000 shares of Common Stock through an open market purchase at a per share price of $1.25.

      On March 15, 2006, STEP purchased 5,000 shares of Common Stock through an open market purchase at a per share price of $1.296.

      On March 20, 2006, Mr. Galloway through Bruce Galloway IRA Rollover, purchased 1,000 shares of Common Stock through an open market purchase at a per share price of $1.45.

      On April 3, 2006, STEP purchased 21,000 shares of Common Stock through an open market purchase at a per share price of $1.4595.

      On April 27, 2006, Mr. Galloway through Bruce Galloway IRA Rollover, purchased 4,300 shares of Common Stock through an open market purchase at a per share price of $1.3319.

      On May 15, 2006, Mr. Galloway through Bruce Galloway IRA Rollover, purchased 1,500 shares of Common Stock through an open market purchase at a per share price of $1.2833.

      On May 31, 2006, STEP purchased 22,500 shares of Common Stock through an open market purchase at a per share price of $1.2367.

      On June 5, 2006, STEP purchased 1,000 shares of Common Stock through an open market purchase at a per share price of $1.25.

      On June 7, 2006, Mr. Galloway, through Sara Herbert Galloway, IRA Rollover, purchased 7,371 shares of Common Stock through an open market purchase at a per share price of $1.2217.


      (d) Not applicable.

      (e) Not applicable.

      Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      None of the Reporting Persons have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


      Item 7. Material to be Filed as Exhibits.

      Exhibit A: Joint Filing Agreement

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 9, 2006


                                    Strategic Turnaround Equity Partners, LP
                                    By: /s/ Gary Herman
                                        ---------------
                                    Name:   Gary Herman
                                    Title:  Managing Member of Galloway
                                             Capital Management, LLC, the
                                             General Partner of Strategic
                                             Turnaround Equity Partners, LP

                                    Galloway Capital Management, LLC
                                    By: /s/ Gary Herman
                                        ---------------
                                    Name:   Gary Herman
                                    Title:  Managing Member



                                    By:
                                        -----------------------
                                             Bruce Galloway


                                    By:
                                        -----------------------
                                             Gary Herman

                                    Exhibit A

                            Agreement of Joint Filing

      Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.


      IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:   June 9, 2006


                                    Strategic Turnaround Equity Partners, LP
                                    By: /s/ Gary Herman
                                        ---------------
                                    Name:   Gary Herman
                                    Title:  Managing Member of Galloway
                                             Capital Management, LLC, the
                                             General Partner of Strategic
                                             Turnaround Equity Partners, LP

                                    Galloway Capital Management, LLC
                                    By: /s/ Gary Herman
                                        ---------------
                                    Name:   Gary Herman
                                    Title:  Managing Member



                                    By:
                                        -----------------------
                                            Bruce Galloway


                                    By:
                                        -----------------------
                                            Gary Herman